March 24, 2022

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn: Division of Accounting, Christina Fettig

Re:	Timothy Plan., File Nos. 811-08228 and 033-73248, Sarbanes-Oxley Review of Financial statements and Related items.

Dear Ms. Fettig:

On behalf of the Timothy Plan (the “Trust”), we are filing this letter to respond to comments provided by yourself to the Trust on January 19, 2022 as a result of your review of the Trust’s September 30, 2021 and December 31, 2020 financial statements, and related matters.

1.

You noted that many of the Timothy Plan Traditional Funds invest in other affiliated Funds in the Trust. You further noted that the Funds that are investing in affiliated Trust Funds are purchasing Class A shares, sales loads waived. You asked the Trust to explain why the Funds are purchasing Class A shares instead of less expensive Class I shares.

RESPONSE: There are only four Funds in the Trust that invest in load-waived Class A shares. They are the Timothy Plan Conservative Growth Fund, the Timothy Plan Strategic Growth Fund, the Timothy Plan Conservative Growth Variable Portfolio, and the Timothy Plan Strategic Growth Variable Portfolio. As you are no doubt aware, Timothy Plan Funds are offered through broker/dealers and platforms, which require compensation. These four Funds do not have 12b-1 fees included in the Funds. In order to provide trails to selling brokers, these Funds invest in load waived Class A shares in order to be able to provide trails to selling brokers. The Trust has taken great pains to avoid layering fees.

2.

You noted that on page 6 of the September 30, 2021 Annual Report, the Management Discussion of Fund Performance (“MDFP”) for the Large/Mid Cap Growth Fund references gross return. In future filings, please ensure that the MDFP discloses net returns.

You further noted that on page 15 on the September 30, 2021 Annual Report, the Management Discussion of Fund Performance (“MDFP”) for the Defensive Strategies Fund references a return of 14.34%. Staff could not reconcile that number with other disclosures in the report. Please explain the discrepancy.

RESPONSE: Going forward, the Trust will ensure that all MDFP documents will disclose net returns. Further, the noted discrepancy in returns for the Defensive Strategies Fund was a typographical error. Going forward, the Trust will take greater care in reviewing its disclosures to ensure these types of errors do not recur.

3.

You noted that on page 5 of the December 31, 2020 Annual Report, the disclosed index for the Timothy Plan International ETF incudes the word “net”. However, on page 15 of the report, the word “net” is not included in the disclosure. Please explain the discrepancy.

RESPONSE: The correct name of the Index relating to the International ETF is the MSCI EAFE Index. The inclusion of the word “net” was an inadvertent error. It will be corrected in future filings.

4.

You noted that the MDFP letters for the Strategic Growth Fund and the Strategic Growth Variable Fund did not include discussion reflecting the strategies and techniques that impacted the relevant Fund’s performance, as required under Item 27(b)(7) of Form N-1A. Further, the discussion related to the equity portion of the Growth & Income Fund also did not include discussion reflecting the strategies and techniques that impacted the relevant Fund’s performance, as required under Item 27(b)(7) of Form N-1A.

RESPONSE: Registrant will ensure that future MD&A Letters are fully compliant with Item 27(b)(7) of Form N-1A.

5.	You noted that the performance graphs and table for the ETF’s in the December 31, 2020 Annual Report did not include disclosures required under Item 27(b)(7)(2)(B).

RESPONSE: Appropriate disclosure will be added, as necessary, in all future filings.

6.

You noted that the table showing the growth of $10,000 for the ETF’s in the December 31, 2020 Annual Report references Class A Shares. Since the ETF’s do not offer Class A shares, the disclosure should be corrected in future filings.

RESPONSE: The disclosure will be corrected in future filings.

7.

You noted that the December 31, 2020 Annual Report for the Large/Mid Cap ETF appears to include a change to the Fund’s benchmark. Please explain and in future filings comply with the disclosure requirements for benchmark changes as required under Item 27(b)(2), Instruction 7.

RESPONSE: The benchmark relating to the Large/Mid Cap ETF did not change. The Index owner changed the name of the index.

8.

You noted that in the September 30, 2021 Annual Report, the Defensive Strategies Fund and the Growth & Income Fund disclose blended indices as their benchmarks. However, there was no discussion explaining how the indices were chosen or how the blend was achieved. Please include that disclosure in future filings. You further noted that with respect to the Defensive Strategies Fund, the blended index discussions on pages 15 and 31 are not consistent. In future filings, please ensure that all such disclosure comply with the requirements of Item 27(b)(7) of Form N-1A.

RESPONSE: In future filings, the Trust will ensure that all such disclosures comply with the requirements of Item 27(b)(7) of Form N-1A.

9.

You noted that on the December 31, 2020 Annual Report, the performance tables for each ETF compare each Fund’s performance to the Index that each Fund tracks. Form N-1A requires that Funds, including ETF’s, compare their performance against a recognized broad-based index. Please include appropriate broad based indices in future filings.

RESPONSE: The Trust will include appropriate broad based indices in future filings.

10.

You noted that in the December 31, 2020 Annual Report and September 30, 2021 Annual Report, none of the Funds disclose a graphical representation of the Funds’ portfolio holdings, as required under Item 27(d)(2) of Form N-1A. You have asked the Trust to ensure that future filings include the required disclosures.

RESPONSE: The Trust will ensure that future filings include the required disclosures.

11.

You noted that in the December 31, 2020 Annual Report and September 30, 2021 Annual Report, the following Funds did not include certain required disclosures in their Schedules of Investments as required by Regulation S-X, Article 12-12, Footnote 2, including type of investment, related industry, and country or geographical location;

Conservative Growth Variable Series

Conservative Growth Fund

Strategic Growth Variable Series

Strategic Growth Fund

Large/Mid Cap Growth Fund

Growth & Income Fund

Fixed Income Fund

High Yield Fund

You have asked the Trust to ensure that future filings include the required disclosures.

RESPONSE: The Trust will ensure that future filings include the required disclosures.

12.

You noted that each of the ETF’s pays a unitary fee to the Adviser. You asked that the Trust confirm in correspondence that the Adviser is current on all obligations owing to other Fund service providers.

RESPONSE: The Trust and Adviser confirms that the Adviser is current on all obligations owing to other Fund service providers.

13.

You noted that in the Financial Highlights Tables for the Variable Funds, there should be a disclosure stating that the returns do not include any fees or expenses imposed by the contract provider. Please include such disclosure in future filings.

RESPONSE: The Trust will ensure that a disclosure stating that the returns do not include any fees or expenses imposed by the contract provider.

14.

You noted that Note 1 of the December 31, 2020 Annual Report for the Variable Series includes a secondary principal investment objective not mentioned in the prospectus. In future filings, please reconcile this discrepancy.

RESPONSE: We will reconcile the discrepancy in future filings.

15.

You noted that in the September 30, 2021 Annual Report, the Related Party Transactions Note did not disclose that the Adviser pays the fees of the sub-advisers. You asked that future filings include that disclosure, along with the fee rates paid to each sub-adviser.

RESPONSE: The Trust will ensure that disclosure noting that the Adviser pays the fees of the sub-advisers, along with the fee rates, will be included in future filings.

16.

You noted that in the September 30, 2021 Annual Report, page 106 of the report, relating to the International Fund, the investment objective references ADR’s, but ADR’s are not referenced in the prospectus. You further noted that on August 6, 2021, a prospectus supplement was filed for the Strategic and Conservative Growth Funds. The information in the supplement is inconsistent with the information disclosed in the Annual Report. Lastly, page 107 of the Annual Report does not include ETF’s as permissible investments. You asked the Trust to address these inconsistencies in future filings.

RESPONSE: The Trust will address the inconsistencies noted in your comment in future filings. However, please note that in Section 2 of the Prospectus, entitled Additional Fund Information, Equity of Foreign companies is defined to include ADRs.

17.

You noted that Annual Reports for September 30, 2021 and December 30, 2020 did not include the entirety of the narrative disclosures required under Item 27(d)(1) and Instructions 1(e)(1) of Form N-1A. Please ensure that future filings include all the required disclosures.

RESPONSE: The Trust will ensure that future filings will include the entirety of the narrative disclosures required under Item 27(d)(1) and Instructions 1(e)(1) of Form N-1A.

18.

You noted that the Annual Report Note discussing renewals of the investment advisory agreements did not fully comply with the requirements of Item 27(d)(6)(i) of Form N-1A. You requested that future filings discussing the investment advisory agreement renewal include sufficient specificity to comply with the above-referenced Item.

RESPONSE: The Trust will ensure that the Notes discussing renewals of the investment advisory agreements did not fully comply with the requirements of Item 27(d)(6)(i) of Form N-1A.

19.	You requested that in future Annual Report filings, the table discussing Trustees and Officers include the disclosure that additional information concerning the trustees is available in the SAI.

RESPONSE: The Trust will ensure that in future Annual Report filings, the table discussing Trustees and Officers will include the disclosure that additional information concerning the trustees is available in the SAI

20.	You noted that the Trust that on Item 4(e)(2) of Form N-CSR, the Trust disclosed 100%. You noted that the Trust should have disclosed 0%. You asked that future filings contain the correct disclosure.

RESPONSE: In future filings, the Trust will include the following disclosures;

“For the fiscal year ended                     , 100% of all fees set forth in paragraphs (b) through (d) were approved in advance by the Audit Committee.”

21.

You noted that the September 30, 2021 Annual Report and the December 31, 2020 Annual Report for the Variable Series disclosed the date 11/19/ 2010 in Item 11(a) of Form NCSR. The dates should be 11/19/20 and 11/19/21. You asked that the Trust confirm via correspondence that the dates are correct for all prior years.

RESPONSE: To the best of our knowledge, the dates are correct for prior years. Additionally, the Trust will make every effort to ensure that future reports include correct dates.

22.

You noted that the September 30, 2021 Annual Report and the December 31, 2020 Annual Reports each contain outdated language in response to Item 11(b) of Form N-CSR. You asked that the Trust confirm via correspondence that the Funds were in compliance with this requirement for all years.

RESPONSE: The Trust confirms that the Funds were in compliance with the requirements of Section 11(b) of Form N-CSR. In future filings, the language responsive to Item 11(b) will be updated.

23.	You asked that the Trust confirm that all Series and Share Class names for the Variable Series are updated and accurate across all filings, and the SEC web site.

RESPONSE: The Trust confirms that all Series and Share Class names for the Variable Series are updated and accurate across all filings, and the SEC web site.

24.

You noted that Item B(10) of Form N-CEN for the September 30, 2021 Funds was checked “No”. It appears that a proxy was filed during the period covered. You asked that the Trust confirm that disclosures in compliance with Rule 30(e)(1)(B) will be made.

RESPONSE: The Trust confirms that disclosures in compliance with Rule 30(e)(1)(B) will be made in future filings.

25.	You noted that Item C(3)(B) of Form N-CEN for the 12/31 ETF’s was not checked. You asked the Trust to explain why the Item was not checked.

RESPONSE: The failure was an inadvertent oversight. It will be corrected in future filings.

26.	You asked that the Trust explain why Brinks was not included as a sub-custodian on Item C(12) of Form N-CEN Report for the September 30 Funds.

RESPONSE: The omission of Brinks as a sub-custodian was an inadvertent oversight. It will be corrected in future filings.

27.

On pages 113 and 114 of the September 30, 2021 Annual Report, Timothy Partners, Ltd is disclosed as a shareholder servicing agent. You asked that the Trust explain why Timothy Partners, Ltd was not included as a shareholder servicing agent on Item C(13) of Form N-CEN Report for the September 30 Funds.

RESPONSE: The omission was an inadvertent oversight. Future filings will include the required disclosures.

28.

You noted that in the current prospectus for the Large/Mid Cap Growth Fund, the Small Cap Value Fund, and the Large/Mid Cap Value Funds, there is no disclosure in the Prospectus relating to investments in other affiliated Funds. You further noted that with respect to the High Yield Fund, there was no disclosure in the prospectus relating to mortgage backed securities investing. You asked that the Trust add appropriate disclosures.

RESPONSE: In future filings, the Trust will ensure that the disclosures noted in your comment are properly included.

29.

You noted that a prospectus supplement was filed on April 17, 2020 changing the name of the Large/Mid Cap Core ETF. You asked that the Trust confirm via correspondence whether any principal strategies or risks change as a result of the name change.

RESPONSE: The Trust confirms that the name change was to provide a more accurate descriptive name, and that the principal strategies and risks of the subject fund did not change.

30.	You noted that the current prospectus for the Large/Mid Cap Core ETF contains an incorrect reference to the tracking Index. You asked that the reference be corrected.

RESPONSE: In future filings, the Trust will correct the Index reference noted in your comment.

31.	You noted that a prospectus supplement dated August 6, 2021 contains incorrect references to the Timothy Plan ETF’s. You asked that the prospectus be corrected to reflect the proper names

RESPONSE: In future filings, the Trust will ensure that all fund names are properly disclosed.

On behalf of the Trust, Arthur Ally, President of the Trust, acknowledges the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing. The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing. Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/ David D. Jones, Esq.

DAVID D. JONES, ESQ.